PACIFICA BANCORP, INC.	Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended
	March 31,
	2003	2002
Net income (loss)	$106,000	$(259,000)
Less accrued perpetual preferred stock dividends	(22,000)	—

Net income (loss) available to common shareholders	$84,000	$(259,000)

Computation of average shares outstanding:
Shares outstanding at beginning of the period	3,260,368	3,260,368
Additional shares deemed outstanding because of stock dividends	—	—
Additional shares deemed outstanding because of stock splits	—	—
Shares redeemed under stock repurchase program	—	—
Shares issued during the year times average time outstanding during the year	—	—

Avearge basic shares outstanding	3,260,368	3,260,368
Dilutive shares	2,588	—

Average diluted shares outstanding	3,262,956	3,260,368

Basic earnings (loss) per share to common shareholders	$0.03	$(0.08)

Diluted earnings (loss) per share to common shareholders	$0.03	$(0.08)